EXHIBIT 99.1

Alio Gold Intersects 6.5 G/T AU Over 19 Metres at Ana Paula

VANCOUVER, British Columbia, March 13, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), is pleased to provide the results of the first drill hole from its surface drill program at its 100% owned Ana Paula project in Guerrero, Mexico. The 3,800 metre surface diamond drill program was initiated in January 2018 and consists of six drill holes of 600 to 700 metres each targeting the complex breccia extension below the proposed open-pit.

The first hole (AP-18-283) returned positive results from the near surface hydrothermal breccia south of the proposed pit and on the southern edge of the alteration halo. This first hole intersected the western edge of the complex breccia.

Highlights include:

  6.45 g/t gold over 19.0m (from 367m to 386m at the southern edge of the alteration halo)
  1.3 g/t gold over 55.7m (from 57.6m to 113.3m in the near surface hydrothermal breccia)

“The results of our first drill hole targeting the high-grade breccia below the proposed pit validate our decision to commence the surface drill program ahead of drilling from the underground decline,” said Greg McCunn, Chief Executive Officer. “The results will allow us to more fully understand the geometry of the complex breccia and the nature and extent of the mineralization ahead of drilling from the underground decline which is expected in Q3 2018. An added objective of our program was to test a lower-grade hydrothermal breccia structure lying south of the proposed pit which have shown positive results from this initial hole.  The lower-grade hydrothermal breccia lies outside of the proposed PFS pit outline.”

The Company has initiated an extensive exploration program at Ana Paula which includes in addition to the surface drill program:

  Exploration drilling from an underground decline targeting an extension to the high-grade breccia below the proposed open pit and a skarn target below the breccia (decline construction commenced with drilling expected in Q3 2018);
  Surface drilling to test a high priority target that is 100 metres north of the proposed open pit (drilling to commence following the completion of the surface drill program in Q1 2018), and
  Regional exploration work on the 56,000 hectare land package including an airborne magnetic survey targeting further breccia or skarn targets (ongoing in 2018).

The current program from surface has been progressing very well with 1,776 metres of the proposed 3,800 metres program drilled to date and assays are pending on the second drill hole.  The third hole was completed on March 11, 2018 and the fourth hole is underway.  As drilling progress rates have been better than planned, the Company expects to be able to finish the program in Q1 with a single drill rig operating.

Figure 1 - Surface drill holes projection
http://www.globenewswire.com/NewsRoom/AttachmentNg/bdc0de1a-bc5d-4340-b8fa-a3f8145c9eeb

Current Results from Surface Drilling 2018

Hole NB	Material	Azimuth	Dip	Depth From	Depth To	Au (gpt)	Interval length (m)	Estimated True Width
AP-18-283	MBX/INTRS	0	-50	57.6	113.3	1.30	55.7	20.6
AP-18-283	MBX/INTRS			120.0	132.1	0.77	12.1	4.5
AP-18-283	HALO			341.0	386.2	3.41	45.2	N/A
including				341.0	358.1	1.74	17.1
and including				367.3	386.2	6.45	19.0
AP-18-283	HALO			472.9	476.3	0.93	3.4	N/A
AP-18-283	HALO			516.3	520.25	1.92	4.0	N/A

Note on true width calculation:
For the complex breccia and surrounding halo mineralization and in the monolithic breccia (MBX), the calculation of a true width is inappropriate since these units are not tabular. For the mineralization outside of these units (i.e. sediments (SED) and intrusive (INTRS)) the true width can be estimated since the mineralization is likely following the stratigraphy.

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Pierre Desautels, P. Geo, a ‘Qualified Person’ as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects who is an independent consultant to the company.

Quality Assurance/Quality Control

Drill holes reported in this press release were drilled using HQ sized diamond drill bits. Company personal are located at the at the drill site. Contractors and employees of Alio Gold conducted all logging and sampling. The core was logged, marked up for sampling using standard lengths of approximately 1.5 meters. Samples are then collected by sawing a ½ of the HQ core using a diamond saw with the remaining ½ portion retained for inspection at the core logging facility. The samples were catalogued and placed into sealed bags and securely stored at the site until it was shipped to sample preparation laboratory owned by ALS Chemex in Guadalajara, Mexico. The core was dried and crushed and pulverized to 85% passing 75 microns. The pulps were then shipped for assay to the ALS Chemex located in Vancouver, Canada. At that location, the samples were analysed for gold using fire assay with an atomic absorption finish (FA-AA) on a 50 gram charge. Samples returning over 10 grams per tonnes are re-assayed using a fire assay with a gravimetric finish. Samples were also analyzed for a suite of 35 elements using Aqua Regia Inductively coupled plasma atomic emission spectroscopy (ICP-AES). Over limits for silver, arsenic, zinc were re-assayed using a ore grade ICP-AES method. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, The Labs inserted their own quality control samples.

Source: ALO

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

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